  Exhibit 15.3

NXT ENERGY SOLUTIONS INC.

Management's Discussion and Analysis

For the year ended

December 31, 2020

Management's Discussion and Analysis

This discussion and analysis ("MD&A") was prepared by management of NXT Energy Solutions Inc. ("NXT", "we", "us", "our" or the "Company") based on information available as at March 30, 2021 unless otherwise stated, has been approved by the Board of Directors of the Company (the "Board"), and should be reviewed in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2020 (the "consolidated financial statements"). This MD&A covers the unaudited three month and twelve month periods ended December 31, 2020, with comparative totals for the unaudited three month and twelve month periods ended December 31, 2019.

Our functional and reporting currency is the Canadian dollar. All references to "dollars", "$", "CDN dollars" and "CDN$" in this MD&A are to Canadian dollars unless specific reference is made to United States dollars ("US dollars" or "US$").

NXT® and SFD® are registered trademarks of NXT in Canada and the United States.

Advisories

Forward-looking Information

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of applicable securities laws. These statements typically contain words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "will" and similar words and phrases suggesting future outcomes or an outlook. Forward-looking statements in this document includes, but is not limited to:

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estimates related to our future financial position and liquidity; and
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general business strategies and objectives.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

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our ability to market our SFD® technology and services to current and new customers;
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our ability to source personnel and equipment in a timely manner and at an acceptable cost;
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our ability to obtain all permits and approvals required;
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our ability to obtain financing on acceptable terms;
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our ability to obtain insurance to mitigate the risk of default on client billings;
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foreign currency exchange and interest rates; and
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general business, economic and market conditions (including global commodity prices).

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

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the ability of management to execute its business plan;
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health, safety and the environment (including risks related to COVID-19);
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the emergence of alternative competitive technologies;
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our ability to protect and maintain our intellectual property ("IP") and rights to our SFD® technology;
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our reliance on a limited number of key personnel;
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our reliance on a limited number of aircraft ;
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our reliance on a limited number of clients;
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counterparty credit risk;
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foreign currency and interest rate fluctuations;
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changes in, or in the interpretation of, laws, regulations or policies; and
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general business, economic and market conditions (including global commodity prices).

NXT Energy Solutions Inc.	| 2
MD&A for the year ended December 31, 2020

For more information relating to risks, see the section titled "Discussion of Operations – Risks and Uncertainties" in this MD&A and the section titled "Risk Factors" in NXT's most recently filed Annual Information Form. Except as required by applicable securities law, NXT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Financial outlooks are provided for the purpose of understanding the Company's accounting practices and liquidity position, and the information may not be appropriate for other purposes.

Non-GAAP Measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted ("GAAP") in the United States of America ("US GAAP").  This MD&A includes references to net working capital which does not have a standardized meanings prescribed by US GAAP and may not be comparable to similar measures be presented by other entities.  Net working capital is the net result of the difference between current assets and current liabilities. Management of NXT uses this non-GAAP measure to assess liquidity at a point in time.

Description of the Business

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables NXT's clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT provides its clients with an effective and reliable method to reduce time, costs and risks related to exploration.

Financial and Operational Highlights

Key financial and operational highlights for Q4-20 and YE-20 include are summarized below.

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Cash and short-term investments at December 31, 2020 were $3.03 million;
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Survey revenues in Q4-20 were $nil and YE-20 were $0.14 million;
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A net loss of $1.69 million was recorded for Q4-20, including stock based compensation and amortization expenses of $0.45 million;
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A net loss of $6.00 million was recorded for YE-20, including stock based compensation and amortization expenses of $1.78 million;
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Cash flow used in operating activities was $0.93 million during Q4-20 and $3.45 million YE-20;
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Net loss per Common Share (defined below) for Q4-20 was ($0.03) basic and diluted;
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Net loss per Common Share for YE-20 was ($0.09) basic and diluted;
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General and administrative ("G&A") expenses for Q4-20 as compared to Q4-19 decreased by $0.24 million or 26%, mostly due to the Canada Emergency Wage Subsidy ("CEWS"), the Canada Emergency Rent Subsidy ("CERS"), lower legal costs and less travel; and
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G&A expenses for YE-20 as compared to YE-19 decreased by $0.33 million or 9%, due primarily to the CEWS and CERS, the Scientific Research and Development Credit ("SR&ED"), and less travel than in YE-19; and
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The Employee Share Purchase Plan commenced in Q4-20 with approximately 75% employee participation.

NXT Energy Solutions Inc.	| 3
MD&A for the year ended December 31, 2020

Selected Annual Information

($M except per share)	YE-20	YE-19	YE-18
Total Assets	$24,009,137	$30,692,941	$25,264,268
Lease liabilities	1,919,018	2,691,217	510,661
Revenue	136,566	11,976,149	-
Net earnings (loss)	(5,999,675)	3,772,908	(6,968,511)
Net earnings (loss) per share
Basic	$(0.09)	$0.06	$(0.11)
Diluted	$(0.09)	$0.06	$(0.11)

Sales in YE-19 increased due to the execution of an SFD® survey in 2019. There were no SFD® surveys in YE-18 or YE-20. Long-term debt increased in YE-19 vs YE-18 as the Company adopted ASC topic 842, Leases (“Topic 842”) and therefore recognized Long-term lease obligations related to its leases. Total assets increased because of recognizing Topic 842 and working capital increases from Survey revenues in 2019. Total Assets decreased between YE-20 and YE-19 as Short-term investments were used for operating activities. Long-term debt deceased between YE-20 and YE-19 as lease payments reduced Long-term lease obligations. The adoption of Topic 842 resulted in the initial recognition of right-of-use assets of approximately $3.5 million, current lease liabilities of approximately $0.7 million, and non-current lease liabilities of approximately $3.4 million as at January 1, 2019.

Discussion of Operations

COVID-19 (2019-nCoV/COVID-19) Pandemic

As of the date of the consolidated financial statements the Covid-19 pandemic continues to be a risk to the operations of the Company. The Company has made provisions so employees can work safely in the office or if necessary from home, suspended all travel, followed all Alberta Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. NXT continues to communicate with employees and customers via available communication methods such as tele-conferences and on-line video conferencing. Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal will not be able to perform surveys. An outbreak of the virus among our staff or our customers’ personnel could delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of the consolidated financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

The Company began receiving the CEWS beginning with the April period and the CERS beginning with the October period. For the YE-20 period the Company has recognized $0.29 million in CEWS subsidy and $0.06 million in the CERS. Funds from the CEWS and the CERS are being used to ensure staffing levels are maintained to continue to progress SFD® project discussions and marketing.

Pre-existing SFD® Data Sale

In December 2020, the Company received a deposit of US$100,000 to sell pre-existing SFD® data. The pre-existing SFD® data is expected to be delivered to the customer in the second quarter of 2021.

Patents

As of the date of this MD&A, NXT has been granted SFD® patents in Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020).  In total, we have obtained SFD® patents in 44 countries.  In addition, two more SFD® patent applications in Brazil and India are pending.  These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

Note Receivable

On September 6, 2019, NXT and Alberta Green Ventures Limited Partnership ("AGV") entered into a loan arrangement (the "Loan Arrangement") whereby NXT loaned to AGV US$250,000 by way of note receivable for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of the parties under the existing co-operation agreement (the "Co-operation Agreement") and sales representative agreement (the "Sales Representative Agreement"). The loaned amounts were fully recovered in 2020.

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MD&A for the year ended December 31, 2020

Summary of Operating Results

	Q4-20	Q4-19	YE-20	YE-19
Survey revenue	$-	$-	$136,566	$11,976,149
Expenses:
Survey	304,553	308,374	1,091,587	2,611,086
General and administrative	687,974	926,919	3,172,594	3,497,785
Stock-based compensation	103,842	(28,724)	168,416	43,809
Amortization of property and equipment	445,122	449,015	1,780,806	1,781,181
	1,541,491	1,655,584	6,213,403	7,933,861

Other Expenses (income):
Interest expense (income), net	5,510	(18,452)	(11,535)	(20,684)
Foreign exchange (gain) loss	137,081	99,136	(76,029)	233,231
Other expense	1,128	39,019	10,402	56,833
	143,719	119,703	(77,162)	269,380
Income (loss) before income taxes	(1,685,210)	(1,775,287)	(5,999,675)	3,772,908

Income tax expense	-	-	-	-

Net Income (loss) for the period	$(1,685,210)	$(1,775,287)	(5,999,675)	3,772,908

Net Income (loss) per share – basic	$(0.03)	$(0.03)	$(0.09)	$0.06
Net Income (loss) per share – diluted	$(0.03)	$(0.03)	$(0.09)	$0.06

Annual operating results. Net loss for YE-20 compared to YE-19 changed by $9,772,583 or $(0.15) per share-basic. YE-19 revenue was obtained from surveys conducted in Nigeria (the "Nigerian SFD® Survey"). In YE-20 revenue of $136,566 was earned on the recognition of the forfeited deposit from the Co-Operation Agreement with AGV. In YE-20, aircraft costs were lower in YE-20 versus YE-19 as maintenance was performed on the aircraft before and after the Nigerian SFD® Survey during YE-19. In YE-20, less scheduled maintenance was required as less hours were flown on the aircraft. Survey project costs in YE-19 were the direct costs of the Nigerian SFD® Survey. G&A expenses decreased $325,191, or 9%, in YE-20 compared to YE-19 as the Company participated in the CEWS, CERS and SR&ED programs and ceased all travel after Q1-20. Stock-based compensation expense ("SBCE") in YE-20 was higher compared to YE-19 by $124,607 as the restricted share unit plan ("RSU"), ESP plan (defined below) and deferred share unit ("DSU") plan were implemented during YE-20. YE-20 net interest expense (income) decreased $9,149 versus YE-19 as the Company had less short-term investments over comparative periods and locked in guaranteed investment certificates had overall lower average interest rates. For YE-20 the foreign exchange gain was the result of weakening of the CDN$ versus the US$ during Q1-20. This foreign exchange gain was reduced in the following 3 quarters as the CDN$ strengthened. At June 30, 2019, the Company had a significant foreign exchange loss which was the result of the CDN dollar strengthening compared with May 2019 when several of the US dollar assets were initially recorded.

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MD&A for the year ended December 31, 2020

Quarterly operating results. Net loss for Q4-20 compared to Q4-19 decreased by $90,077, or $0.00 per share-basic. Survey costs were $3,821 lower due to no direct survey costs in Q4-20, offset by higher maintenance costs incurred due to major maintenance to prepare the aircraft for future SFD® surveys. G&A expenses decreased by $238,945, or 26%, as compared to Q4-19, due primarily to decreased business development travel and the recognition of the CEWS and the CERS. SBCE in Q4-20 was higher compared to Q4-19 by $132,566. In Q4-20 with the market price of the Company shares at $0.79, the Company recognized additional RSU expense on liability classified awards. In addition the ESP commenced in Q4-20. Interest (income) expense decreased $23,962 in Q4-20 versus Q4-19 as interest rates have decreased versus the prior year quarter as well as less cash was held in short-term investments. With respect to foreign exchange, the Company held significant assets in US$ at December 31, 2020. At December 31, 2020, the CDN$ strengthened as compared to the US$ at September 30, 2020, resulting in the corresponding foreign exchange loss for Q4-20. Other expenses in Q4-19 related mostly to costs associated with the validation process for certain European SFD® patents.

Effective for the year ended December 31, 2020, the Company has presented stock based compensation expense of $168,416 within general and administrative expenses and has recorded an immaterial correction to classify the stock based compensation expense for the 2019 and 2018 comparative years of $43,809 and $386,154, respectively, to be presented within general and administrative expenses. While ASC 718 does not identify a specific line item in the income statement for presentation of the expense related to share based compensation arrangements, the SEC has released guidance under SAB Topic 14.F that the expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees.  The Company’s presentation conforms to this guidance.

During 2020, the Company determined that the full amount previously presented in accumulated other comprehensive income of $710,934 related to cumulative translation adjustment associated with foreign subsidiaries that were substantially liquidated prior to fiscal year 2018. Thus the Company has recorded an immaterial correction to reflect the release of the cumulative translation adjustment to earnings prior to the opening balance sheet by eliminating the accumulated other comprehensive income balance of $710,934 and decreasing the deficit by the same amount.

Survey Expenses

Survey Expenses	Q4-20	Q4-19	Net change
Aircraft lease costs	$107,930	$101,860	$6,070
Aircraft operations	196,623	154,527	42,096
Survey projects	-	51,987	(51,987)
Total survey expenses, net	304,553	308,374	(3,821)

Survey Expenses	YE-20	YE-19	Net change
Aircraft lease costs	$433,618	$400,847	$32,771
Aircraft operations	657,969	846,498	(188,529)
Survey projects	-	1,363,741	(1,363,741)
Total survey expenses, net	1,091,587	2,611,086	(1,519,499)

Survey expenses relate entirely to direct survey costs, lease expenses and aircraft handling and maintenance costs (net of charter hire reimbursements). In Q4-19, survey expenses included incremental travel related costs to present results for the Nigerian SFD® Survey. Fixed aircraft costs were higher in Q4-20 versus Q4-19 as scheduled maintenance was performed on the aircraft in Q4-20.

In YE-20, aircraft operations were incurred for aircraft handling and maintenance costs. Fixed aircraft costs were lower in YE-20 versus YE-19 as maintenance was performed on the aircraft before and after the Nigerian SFD® Survey during YE-19. In YE-20, less scheduled maintenance was required as less hours were flown on the aircraft. Survey project costs in YE-19 were the direct costs of the Nigerian SFD® Survey.

The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. Any charter hire reimbursements received are used to offset aircraft costs.

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MD&A for the year ended December 31, 2020

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary-based international aircraft services organization (the "Lessor"). NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years for payments of approximately US$22,500 per month. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price will be US$1.45 million.

General and Administrative Expenses

G&A Expenses	Q4-20	Q4-19	Net change	%
Salaries, benefits and consulting charges	$369,390	$406,300	$(36,910)	(9)
Board and professional fees, public company costs	168,186	205,942	(37,756)	(18)
Premises and administrative overhead	146,432	193,661	(47,229)	(24)
Business development	3,966	121,016	(117,050)	(97)
Total G&A Expenses	687,974	926,919	(238,945)	(26)

G&A Expenses	YE-20	YE-19	Net change	%
Salaries, benefits and consulting charges	$1,383,692	$1,599,247	$(215,555)	(13)
Board and professional fees, public company costs	920,666	857,556	63,110	7
Premises and administrative overhead	728,036	800,626	(72,590)	(9)
Business development	140,200	240,356	(100,156)	(42)
Total G&A Expenses	3,172,594	3,497,785	(325,191)	(9)

G&A expenses decreased $238,945, or 26%, in Q4-20 compared to Q4-19 for the following reasons:

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salaries, benefits and consulting charges decreased $36,910, or 9%, due primarily to recording the CEWS;

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board and professional fees and public company costs decreased $37,756, or 18%, due primarily to decreased legal fees. During Q4-19 legal fees were incurred for the Targeted Issuer Bid (as defined below);

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premises and administrative overhead costs decreased $47,229, or 24%, due to the CERS; and

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business development costs decreased by $117,050, or 97%, due primarily to the restrictions on travel from COVID-19 and therefore switching discussion to tele-conferences and on-line video conferencing.

G&A expenses decreased $325,191, or 9%, in YE-20 compared to YE-19 for the following reasons:

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salaries, benefits and consulting charges decreased $215,555, or 13%, due primarily to recording the CEWS, SR&ED and one less permanent headcount;

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board and professional fees and public company costs increased $63,110, or 7%, due primarily to increased audit fees and consultant fees to process the SR&ED;

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premises and administrative overhead costs decreased $72,590, or 9%, due primarily to recording of the CERS and decreased costs related to reduced office expenses; and

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business development costs decreased by $100,156, or 42%, due primarily to the restrictions on travel from COVID-19 and therefore switching discussion to tele-conferences and on-line video conferencing.

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MD&A for the year ended December 31, 2020

Stock-based Compensation Expenses

Stock-based Compensation Expenses	Q4-20	Q4-19	net change	% change
Stock Option Expense	$1,258	$3,775	$(2,517)	(67%)
Deferred Share Units	3,750	-	3,750	100%
Restricted Stock Units	90,701	(32,499)	123,200	(379%)
Employee Share Purchase Plan	8,133	-	8,133	100%
Total SBCE	103,842	(28,724)	132,566	(462%)

Stock-based Compensation Expenses	YE-20	YE-19	net change	% change
Stock Option Expense	$34,223	$43,809	$(9,586)	(22%)
Deferred Share Units	15,000	-	15,000	100%
Restricted Stock Units	111,060	-	111,060	100%
Employee Share Purchase Plan	8,133	-	8,133	100%
Total SBCE	168,416	43,809	124,607	284%

SBCE varies in any given quarter or year as it is a function of several factors including the number of units of each type of stock based compensation plan issued in the period and the amortization term (based on the term of the contract and/or number of years for full vesting of the units, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price and for cash-settled stock-based compensation awards variability will occur based on changes to observable prices.

On August 25, 2020, shareholders of the Company and subsequently the Toronto Stock Exchange (the "TSX") approved, a new Employee Share Purchase Plan (the "ESP"). The ESP allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the ESP for the purchase of common shares of NXT ("Common Shares"), of which the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. The Company began to issue Common Shares under the ESP during Q4-20. The Company will also match 100% of the employee contributions of up to 10% of their earnings in the first year of the plan if the employee does not withdrawal common shares from the ESP Plan in the first year of their participation, up to $15,000 per employee. Further details on the ESP can be found in the 2020 Management Information Circular, available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

SBCE in Q4-20 was higher compared to Q4-19 by $132,566. In Q4-20 with the market price of the Common Shares at $0.79, the Company recognized additional RSU expense. In addition, the ESP commenced in Q4-20. In Q4-19, the Company's SBCE included a reversal of the RSU expense from Q3-19 as the expected granting of RSUs to employees was not formalized until Q3-20.

SBCE in YE-20 was higher compared to YE-19 by $124,607 as the RSU, ESP and DSU were implemented during YE-20.

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MD&A for the year ended December 31, 2020

Other Expenses

Other Expenses	Q4-20	Q4-19	Net change	%
Interest (income) expense, net	$5,510	$(18,452)	$23,962	(130)
Foreign exchange loss (gain)	137,081	99,137	37,944	38
IP and other	1,128	39,019	(37,891)	(97)
Total Other Expenses, net	143,719	119,704	24,015	20

Other Expenses	YE-20	YE-19	Net change	%
Interest (income) expense, net	$(11,535)	$(20,684)	$9,149	(44)
Foreign exchange loss (gain)	(76,029)	233,231	(309,260)	(133)
IP, and other	10,402	56,833	(46,431)	(82)
Total Other Expenses, net	(77,162)	269,380	(346,542)	(129)

Interest (income) expense, net. This category of other expenses includes interest income earned on short-term investments netted by interest expense from lease obligations. Q4-20 interest (income) expense decreased $23,962 versus Q4-19 as interest rates have decreased since the prior year quarter and less cash was held in short-term investments. YE-20 interest (income) expense net decreased $9,149 versus YE-19 as the Company had less short-term investments over comparative periods and the Company's locked in guaranteed investment certificates had overall lower average interest rates. In addition, interest from lease obligations has been reduced in both Q4-20 and YE-20, as the outstanding lease obligations continues to decrease.

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$. The Company held significant assets in US$ at December 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss. At December 31, 2020, the CDN$ strengthened as compared to the US$ at September 30, 2020, resulting in the corresponding foreign exchange loss for Q4-20.

For YE-20 the foreign exchange gain was the result of weakening of the CDN$ versus the US$ from December 31, 2019 to March 31, 2020 and large US$ balances. This foreign exchange gain was reduced in the following three quarters as the CDN$ strengthened. US$ balances were also slowly reduced during each period in YE-20. At June 30, 2019, the Company had a significant foreign exchange loss which was the result of the CDN$ strengthening compared with May 2019 when several of the US$ assets were initially recorded.

The Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of US$ assets including converting excess US$ to CDN$.

IP and other. This category of other expenses primarily includes costs related to IP filings, R&D activity related to the SFD® technology.

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MD&A for the year ended December 31, 2020

In all periods, the Company incurs periodic expenses to file patents and to maintain them. In addition, in Q4-19 and YE-19, these expenses related mostly to costs associated with the validation process for certain European SFD® patents.

Amortization Expenses	Q4-20	Q4-19	Net change	%
Property and equipment	$23,939	$27,832	$(3,893)	(14)
Intellectual property	421,183	421,183	-	-
Total Amortization Expenses	445,122	449,015	(3,893)	(1)

Amortization Expenses	YE-20	YE-19	Net change	%
Property and equipment	$96,073	$96,448	$(375)	0
Intellectual property	1,684,733	1,684,733	-	-
Total Amortization Expenses	1,780,806	1,781,181	(375)	0

Property and equipment and related amortization expense. Property and equipment amortization was higher in YE-19 compared to YE-20 due to additional assets becoming fully amortized during the period and the Company not acquiring new assets. Amortization also decreases each year as the Company uses the declining balance method of depreciation, thereby having the effect of lowering amortization each year on existing assets.

Intellectual property and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, NXT's Chairman, President and Chief Executive Officer, on August 31, 2015. The value attributed to the acquired IP assets was $25.3 million. The IP assets are amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and are also being subject to an ongoing assessment of potential indicators of impairment of the recorded net book value. No impairments were recognized in Q4-20, Q4-19, YE-20 or YE-19.

Income tax expense. There was no income tax expense in YE-20 or YE-19.

Competition

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology comparable to our SFD® survey system for oil and natural gas exploration.

Seismic is the standard technology used by the oil & gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey, a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment than more traditional methods. An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development.

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MD&A for the year ended December 31, 2020

Risk and Uncertainties

Hydrocarbon exploration operations involve a number of risks and uncertainties that have affected our financial statements and are reasonably likely to affect them in the future. These risks and uncertainties are discussed further below.

Credit Risk. Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. At December 31, 2020, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings. The majority of the Company’s accounts receivable relate to sales to one customer in Nigeria and is exposed to foreign country credit risks. The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

Foreign Exchange Risk. The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, note receivable, deposits, accounts payables and accrued liabilities and entering into United States dollar revenue contracts. To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of United States dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2020, the Company held net U.S dollar assets totaling US$2,164,285. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2020 would have had an approximately $276,000 effect on the unrealized foreign exchange gain or loss for the year.

Interest Rates. We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.

Tax Rates. Changes in tax rates in the jurisdictions that we operate in would impact the amount of current taxes that we pay. In addition, changes to substantively enacted tax rates would impact the carrying balance of deferred tax assets and liabilities, potentially resulting in a deferred tax recovery or incremental deferred tax expense.

In addition to the above, we are exposed to risk factors that may impact the Company and our business. For further information on these risk factors, please refer to our Annual Information Form, available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

NXT Energy Solutions Inc.	| 11
MD&A for the year ended December 31, 2020

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows.

	Q4-20	Q3-20	Q2-20	Q1-20
Survey revenue	$-	$-	$136,566	$-
Net income (loss)	(1,685,210)	(1,502,456)	(1,479,709)	(1,332,301)

Income (loss) per share – basic	$(0.03)	$(0.02)	$(0.02)	$(0.02)
Income (loss) per share – diluted	$(0.03)	$(0.02)	$(0.02)	$(0.02)

	Q4-19	Q3-19	Q2-19	Q1-19
Survey revenue	$-	$1,021,532	$10,954,618	$-
Net income (loss)	(1,775,287)	(774,373)	8,085,888	(1,763,320)

Income (loss) per share – basic	$(0.03)	$(0.01)	$0.12	$(0.03)
Income (loss) per share – diluted	$(0.03)	$(0.01)	$0.11	$(0.03)

During Q4-20 the Company received the CEWS and the CERS which reduced costs. In Q3-20 the Company received the CEWS and the SR&ED which also reduced costs. During Q2-20, revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the Co-operation Agreement. In Q2-19 and Q3-19, revenues were earned from the Nigerian SFD® Survey. There were no revenues in the other five quarters. Excluding Q2-19 and Q3-19, the Company incurred net losses in each of the other quarters primarily due to incurred survey costs (related to aircraft lease and aircraft maintenance costs), G&A expenses and non-cash items like SBCE, which can be a significant expense in any given quarter. More specific details are provided below:

~~●~~
in Q4-20, costs were reduced primarily due to receiving the CEWS and the CERS, and reduced travel;

●
in Q3-20, costs were reduced primarily due to receiving the CEWS and the SR&ED, and reduced travel;

●
in Q2-20, revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the Co-Operation Agreement, and the Company incurred a $135,991 foreign exchange loss partially offsetting the Q1-20 foreign exchange gain described below;

●
in Q1-20, the Company incurred a $409,517 foreign exchange gain as it held significant monetary assets in US dollars at March 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments and the security deposit for the aircraft, and the CDN$ devalued by approximately 9%;

●
in Q4-19, survey costs were higher as final integration costs from the Nigerian SFD® Survey were incurred;

●
in Q3-19, NXT recognized $1,021,532 of revenue for services rendered in connection with the Nigerian SFD® Survey, compared to $10,954,618 in Q2-19; and

●
in Q1-19, survey costs were higher due to scheduled maintenance on the aircraft and significant legal and contract negation costs in preparing for the Nigerian SFD® Survey.

NXT Energy Solutions Inc.	| 12
MD&A for the year ended December 31, 2020

Liquidity and Capital Resources

Going Concern

The consolidated financial statements for YE-20 have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT's ability to continue as a going concern within one year after the date that these financial statements have been issued.

The Company's current cash position is not expected to be sufficient to meet the Company's obligations and planned operations for the 12 month period beyond the date that these financial statements have been issued.

The Company is taking further steps to reduce operating costs including payroll and other G&A costs and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company's longer-term success remains dependent upon its ability convert these opportunities into successful SFD® survey contracts to continue to attract new client projects ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

NXT's cash and cash equivalents plus short-term investments at December 31, 2020 totaled $3.03 million. Net working capital (see Non-GAAP Measures) totaled $2.73 million.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through our normal practice of obtaining advance payments and progress payments from customers throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except that if the Company were to default on its office lease, the current month rent plus the next three months become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the Lessor.

Net Working Capital

Net Working Capital	Dec 31, 2020	Dec 31, 2019	Net Change	%
Current assets (current liabilities)
Cash, cash equivalents and short-term investments	$3,031,407	$6,639,757	$(3,608,350)	(54)
Accounts receivable	965,548	1,384,315	(418,767)	(30)
Note receivable	-	324,700	(324,700)	(100)
Prepaid expenses and deposits	77,532	97,132	(19,600)	(20)
Accounts payable and accrued liabilities	(440,538)	(448,928)	8,390	(2)
Contract obligations	(127,507)	(131,386)	3,879	3
Current portion of lease obligation	(773,465)	(736,408)	(37,057)	5
Total Net Working Capital	2,732,977	7,129,182	(4,396,205)	(62)

NXT had no secured debt and had net working capital of $2,732,977 as at December 31, 2020.

NXT Energy Solutions Inc.	| 13
MD&A for the year ended December 31, 2020

The decrease in net working capital at December 31, 2020 versus December 31, 2019 was due to cash used in operating activities.

Accounts Payable

Accounts Payable	Dec 31, 2020	Dec 31, 2019	Net Change	%
Trade accounts payable	$(62,872)	$(181,790)	$118,918	(65)
Deferred director and advisor payable	(23,908)	(24,352)	444	(2)
Accrued liabilities	(161,742)	(136,257)	(25,485)	19
Vacation pay accrued	(71,699)	(106,529)	34,830	(33)
Payroll W/H Payable	(120,317)	-	(120,317)	(100)
Total Accounts Payable	(440,538)	(448,928)	8,390	(2)

Accounts payable decreased by $8,390, or 2%, in December 31, 2020 compared to December 31, 2019 for the following reasons:

●
trade accounts payable decreased by $118,918, or 65%, due primarily to the reduced legal fees;

●
deferred director and advisor fees decreased by $444, or 2%, as director fees have been fully paid (the remaining payable is for advisor board fees incurred prior to 2019;

●
accrued liabilities increased by $25,485, or 19%, due to timing of invoice receipts, which is in line with the decrease in accounts payable;

●
vacation pay accrued decreased by $34,830, or 33%, as employees vacations were taken and paid during the year; and

●
payroll related accruals increased by $120,317 as accruals were made for the liability classified equity compensation plan.

Cash Flow

Cash Flow - from / (used in)	Q4-20	Q4-19	YE-20	YE-19
Operating activities	$(926,996)	$1,206,437	$(3,452,925)	$4,052,406
Financing activities	7,592	(1,354,121)	(34,923)	(1,385,787)
Investing activities	1,049,241	257,236	3,436,691	(173,927)
Effect of foreign exchange on cash	(87,066)	83,028	(116,942)	26,021
Net source (use) of cash	42,771	192,580	(168,099)	2,518,713
Cash and cash equivalents, start of period	2,647,375	2,665,665	2,858,245	339,532
Cash and cash equivalents, end of period	2,690,146	2,858,245	2,690,146	2,858,245

Cash and cash equivalents	2,690,146	2,858,245	2,690,146	2,858,245
Short-term investments	341,261	3,781,512	341,261	3,781,512
Total Cash and Short-Term Investments	3,031,407	6,639,757	3,031,407	6,639,757

NXT Energy Solutions Inc.	| 14
MD&A for the year ended December 31, 2020

The overall net changes in cash balances in each of the years noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances and net of any cash transferred into/out of short-term investments. Further information on the net changes in cash, by each of the operating, financing and investing activities, is as follows:

Operating Activities	Q4-20	Q4-19	YE-20	YE-19
Net income (loss) for the period	$(1,685,210)	$(1,775,287)	$(5,999,675)	$3,772,908
Total non-cash expense items and ARO liabilities settled	669,125	300,766	1,920,981	1,751,559
	(1,016,085)	(1,474,521)	(4,078,694)	5,524,467
Change in non-cash working capital balances	89,089	2,680,958	625,769	(1,472,061)
Total Cash from (used in) Operating Activities	(926,996)	1,206,437	(3,452,925)	4,052,406

Operating cash flow decreased by $2,133,433 in Q4-20 as compared to Q4-19 and decreased by $7,505,331 in YE-20 as compared to YE-19 because of the milestone payments received from the Nigerian SFD® Survey during Q4-19 and in YE-19.

Financing Activities	Q4-20	Q4-19	YE-20	YE-19
Net funds used-in Targeted Issuer Bid	$-	$(1,343,184)	$-	$(1,343,184)
Repayment of capital lease obligation	-	(10,937)	(42,515)	(42,603)
Employee stock purchase plan	7,592	-	7,592	-
Total Cash from (used in) Financing Activities	7,592	(1,354,121)	(34,923)	(1,385,787)

In Q4-20, the financing activity was for employee contributions under the ESP. Financing payments in both YE-20 and YE-19 were for payments on the finance lease for office equipment. In Q2-20, the Company terminated the finance lease for office equipment with a final payment of approximately $20,000. During Q4-19 the Company completed its targeted issuer bid for $1,250,000 plus costs of $93,184 to repurchase 4,166,667 Common Shares, at a price of $0.30 per Common Share (the "Targeted Issuer Bid").

Investing Activities	Q4-20	Q4-19	YE-20	YE-19
Purchase of property and equipment	$-	$-	$-	$(216,691)
Decrease (increase) in short-term investments	1,049,241	257,236	3,436,691	42,764
Total Cash from (used in) Investing Activities	1,049,241	257,236	3,436,691	(173,927)

Short-term investments decreased in Q4-20 and YE-20 as the Company used investments held in guaranteed investment certificates to fund operations.

NXT Energy Solutions Inc.	| 15
MD&A for the year ended December 31, 2020

Contractual Commitments

The estimated minimum annual commitments for these leases are as follows, as at December 31, 2020:

For the period ended December 31	Office Premises
2021	$228,091
2022	228,091
2023	228,091
2024	228,091
2025	171,069
1,083,433

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of this MD&A other than office premise non-lease operating costs with Interloq Capital (the "Landlord"). If the Company were to default on its office lease the current month rent including operation costs plus the next three months become immediately due. Operating cost amounts are disclosed under the heading "Liquidity and Capital Resources – Contractual Commitments". NXT pays an estimated operating cost during the current year, but has the obligation to pay the actual operating costs incurred as defined in the office lease with the Landlord early in the first quarter of the preceding year if the estimate was low, or will receive a refund if the estimate was too high. Currently, the Company believes that the current operating cost estimate is reasonable and is constant with discussions with the Landlord.

Transactions with Related Parties

In addition to the related party transactions discussed elsewhere herein (i.e. the Co-operation Agreement, the Sales Representative Agreement, the Loan Arrangement and the Targeted Issuer Bid), one of the members of NXT's Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright Canada LLP which provides legal advice to NXT. Legal fees incurred with Norton Rose Fulbright Canada LLP were as follows:

	Q4-20	Q4-19	YE-20	YE-19
Legal Fees	$3,100	$111,562	$224,479	$276,261

Accounts payable and accrued liabilities include a total of $1,570 ($146,197 as at December 31, 2019) payable to Norton Rose Fulbright Canada LLP. A company owned by a family member of an executive officer was contracted to provide design services to the Company for a total cost of US$3,000.

 Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year-ended December 31, 2019 other than as described below.

Revenue

The performance obligation for NXT is the acquisition, processing, interpretation and integration of SFD® data. Revenue from the sale of SFD® survey contracts (net of any related foreign sales taxes) is recognized over time by measuring the progress toward satisfaction of its performance obligation to the customer. All funds received or invoiced in advance of recognition of revenue are reflected as contract obligations and classified as a current liability on our balance sheet.

The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time.

NXT Energy Solutions Inc.	| 16
MD&A for the year ended December 31, 2020

IP Assets

Intellectual property acquired is recorded at cost, less accumulated amortization, which is recorded over the estimated minimum useful life of the assets. The Company incurs periodic expenses to file patents and to maintain them.

The Company reviews long-lived assets, which includes property, equipment and intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing for potential indicators of impairment, and with respect to intellectual property, the Company’s assessment includes consideration of historical and forecasted project survey revenues, market capitalization, market capitalization control premiums, and the project survey revenue multiples compared to industry peers.

When indictors of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.

Changes in Accounting Policies

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued new guidance that changes how entities measure credit losses for most financial assets and certain other financial instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments, basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than as a direct write-down of the amortized cost basis. The new guidance was effective January 1, 2020 and was applied using a modified retrospective approach. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as an expense reduction in the period in which the costs are incurred. Where the grant relates to an asset, it is recognized as a reduction to the net book value of the related asset and then subsequently in net loss over the expected useful life of the related asset through lower charges to depreciation and impairment. During period ended December 31, 2020, the Company received government grants through the CEWS and the CERS. The CEWS and CERS were recognized as a reduction to G&A expenses.

	Q4-20	Q4-19	YE-20	YE-19
CEWS	$64,579	$-	$292,160	$-
CERS	58,526		58,526
Government grants recognized	123,105	-	350,686	-

Financial Instruments

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest arising from these financial instruments, but is exposed to significant credit risk with accounts receivable. For accounts receivable, where possible, NXT requests advance payments and utilizes risk mitigation products offered by entities such as Export Development Canada including, for example, insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

NXT is exposed to foreign exchange risk as a result of holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

As at December 31, 2020 and December 31, 2019, the Company held no derivate financial instruments. For more information relating to risks, see the section titled "Liquidity and Capital Resources – Net Working Capital".

NXT Energy Solutions Inc.	| 17
MD&A for the year ended December 31, 2020

Outstanding Share Capital

	March 30, 2021	December 31, 2020	December 31, 2019
Common Shares	64,494,356	64,437,790	64,406,891
Stock Options	421,000	421,000	1,169,500
Deferred Share Units	37,354	37,354	-
Restriced Stock Units	1,200,000	1,200,000	-
ESP Plan Bonus Shares	39,796	23,532	-
Total Share Capital and Dilutive Securities	66,192,506	66,119,676	65,576,391

Disclosure Controls and Procedures ("DCPs") and

 Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer and Chief Financial Officer (together the "Responsible Officers") are responsible for establishing and maintaining DCPs, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's year-end consolidated financial statements and MD&A are being prepared.

DCPs and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCPs include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Responsible Officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In evaluating the effectiveness of the Company's DCPs as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission, the Company's Responsible Officers concluded that there are material weaknesses in the Company's ICFR that have a direct impact on the Company's DCPs:

●
due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties – NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

●
NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues – NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.

Given the small size of the Company's finance team, management has established a practice of increased engagement of the Company's Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

The Responsible Officers concluded that, as at December 31, 2020, its ICFR are not effective and as a result its DCPs are not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including: (i) the implementation of controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, the Chief Financial Officer engages subject matter consultants as the need arises.

It should be noted that a control system, including the Company's DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

Additional Information

Additional information related to the Company, including the Company's Annual Information Form, is available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

NXT Energy Solutions Inc.	| 18
MD&A for the year ended December 31, 2020